Contact

www.linkedin.com/in/evanalter
(LinkedIn)

Top Skills

Ruby on Rails
Perl
Python

Evan Alter

CTO and Co-Founder at Big Wheelbarrow
Austin

Summary

I am a web application developer with experience in full stack development, various databases, and integrating third party API's. Specialties include:
• Researching optimal new technologies and standards
• Implementing projects using agile methodology
• Interacting with customers and vendors to accomplish custom integrations

Skills:

• Programming languages: Ruby on Rails, Javascript, PHP, Coffeescript, Python, Java, Perl, Smarty, HTML, CSS, SCSS
• Administering and deploying to cloud based web services including Amazon WS and Heroku
• SQL and MongoDB Database Programming
• Cross-Domain Communication
• Linux Administration
• Salesforce.com Administration

Experience

Big Wheelbarrow
CTO & Co-Founder
April 2017 - Present (5 years 1 month)
Austin, Texas Area

Alter Industries
CEO & Founder
October 2017 - January 2020 (2 years 4 months)
Hutto, TX

We are a boutique data center that specializes in running our own cryptomining equipment. We currently mine mostly ETH, LTC, and BCH.

RealSavvy
Senior Developer
2016 - 2017 (1 year)
Austin TX

Pingboard
Senior Developer
October 2013 - October 2016 (3 years 1 month)
Austin, Texas

Full stack developer, designing and implementing major integrations with 3rd parties to make our signup process frictionless and cutting down integrations timelines. Helped other developers when they got stuck; and worked closely with our designer to optimize our HTML and CSS. Notable work included:
* Built Google Apps integration from the ground up, including finding and reporting a major Google bug.
* Designed and implemented our Reporting Engine, which was able to build complex SQL queries from an easy-to-use modular interface.
* Implemented all the necessary changes needed to iframe the app, including cross-domain communication to create an optimized experience.
* Planned and carried out our upgrade from Rails 4.1 to 4.2, including the reworking of many key components.

Volume11 Media
Developer
December 2009 - September 2013 (3 years 10 months)
Austin TX

I worked as back-end developer along with some front-end javascript for a video advertising network. I created many key systems, one of which, the Javascript API, eventually became our main product offering. Additionally, I was the primary technical contact for most client integrations.

Notable work included:
• Javascript API that allowed cross-domain communication between our ad iframe and client pages.
• Advanced Reporting system that was used for accounting purposes. This made it easier to develop new reports, in a fraction of the time that it used to take.
• Amazon Machine Image that was used as a base for all of our various server boxes.

• Resident VAST and VPAID expert. This included designing and developing VAST integration, which allowed our ads to be played in most video players.
• Developed a standalone platform in Ruby on Rails for testing our client integrations.
• Created our Android lib that was used for tracking app installs.

Small World Labs
Professional Services Programmer
May 2008 - December 2009 (1 year 8 months)

I worked as a programmer and implementer for a white-label social network platform. I was the technical point of contact for customers who integrated with our REST API & SOAP SSO process. Some of the more notable clients I worked with were the American Heart Association, Scottrade, and Save the Children. Highlights included:
• Doing database modification for new customer implementations.
• Writing custom code according to a detailed SOW.
• Patching bugs that I found during the setup process for the platform.
• Coding major portions of our migration script that converted the database of our legacy platform into our new version.

Sports Media Challenge
Programing/Administrator Contractor
2007 - 2008 (1 year)

I was responsible for system administration and development of blog search engine with a rating component focusing on sports. The site ran in a LAMP environment. My system administration responsibilities included keeping the web server running and updated. I was the sole developer for our php codebase. Additionally, I integrated the service search engines and RSS feeds and helped automate the rating process. Notable work included auto-generated custom reports that were displayed on sites such as NBCsports.com.

Skylist
Developer
2004 - 2007 (3 years)
Austin, TX

My main responsibilities included salesforce administration for 70+ employees, and developing a PHP based internal CRM and CMS solution. On the salesforce side, I was responsible for developing custom applications, as well as the initial configuration and ongoing support for the sales organization.

On the CRM and CMS side, I worked on everything from customer service to developing accounting software. Eventually, I integrated the salesforce applications with our internal CRM and CMS system to allow support and sales information to be synced back and forth between the platforms.

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Education

University of Delaware
Criminal Justice · (1999 - 2004)

West Springfield
 · (1996 - 1999)